September 12, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

File Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”) File Nos. 333-59039; 811-08879

Dear Ladies and Gentlemen:

Enclosed herewith for electronic filing on behalf of the Trust pursuant to: (i) the Securities Act of 1933, as amended (the “1933 Act”) and paragraph (b) of Rule 485 thereunder; (ii) the Investment Company Act of 1940, as amended (the “1940 Act”); and (iii) Rule 101(a) of Regulation S-T is post-effective amendment No. 23 under the 1933 Act and post-effective amendment No. 24 under the 1940 Act to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment contains an Initial Class Prospectus and a Service Class Prospectus for SC Ibbotson Moderate Fund, SC Ibbotson Balanced Fund, SC Ibbotson Growth Fund, SC Dreman Small Cap Value Fund, SC AIM Small Cap Growth Fund, SC AllianceBernstein International Value Fund, SC PIMCO Total Return Fund, and SC BlackRock Inflation Protected Bond Fund (each, a “fund” and collectively, the “funds”), a combined Statement of Additional Information (“SAI”) for the Initial Class and Service Class of the funds, Part C and one exhibit.

This letter also responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally on August 8, 2008 relating to post-effective amendment No. 22 under the 1933 Act and post-effective amendment No. 23 under the 1940 Act to the Trust’s registration statement, which was filed with the Commission on June 27, 2008. For the staff’s convenience, its comments are restated below, followed by the Trust’s responses.

Prospectuses

Comment 1. On page 19 of the Prospectuses, please revise using concise, straightforward and easy to understand language the first sentence of the second paragraph in the section entitled “How Investments Are Selected” which currently reads: “To a lesser extent, the subadviser uses interest rate anticipation to create alpha, but it considers sector and sub-sector rotation and security selection to be more central to its investment process.”

Response: Accepted. The sentence has been revised to read as follows: “To a lesser extent, the subadviser seeks to enhance returns by anticipating the direction of interest rate movements and selecting investments accordingly.”

Comment 2. On page 22 of the Prospectuses, please revise the third footnote of the “Expense Summary” table to reflect a contractual expense limitation agreement spanning a period at least one year from the effective date of the funds. Alternatively, please revise the “Expense Summary” table so that gross expenses are reflected in the table and expenses net of any expense limitation are reflected only in a footnote. In either case, please conform the remainder of the Prospectuses and SAI accordingly.

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September 12, 2008

Response: Accepted. The third footnote has been revised to read in relevant part as follows: “The adviser has contractually agreed to maintain the expense limits until at least April 30, 2011. In the case of AllianceBernstein International Value Fund, PIMCO Total Return Fund and BlackRock Inflation Protected Bond Fund, the adviser has contractually agreed to maintain the expense limits until at least the later of April 30, 2011 or two years from the date assets are transferred into the fund, as permitted by an order issued by the Securities and Exchange Commission.”

Comment 3. On page 23 of the Prospectuses, please supplementally confirm that the table of estimated costs will reflect only values for years one and three and that any reference to estimated costs for year two in the associated narrative will only be explanatory.

Response: Confirmed. The purpose of the reference to “year 2” in the associated narrative is to make clear that, in calculating the expenses included under the column “3 years,” the expenses for the first two years of that 3-year period will reflect the contractual expense limitation referenced above.

Comment 4. On page A-3 of the Prospectuses, please supplementally confirm that the composite of five accounts managed by Invesco Aim Advisors, Inc. is composed only of mutual funds. Alternatively, please insert at the end of the third paragraph the additional disclosure provided there for the other composites which reads as follows: “The composite includes certain accounts that are not mutual funds, and thus are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code. If these limitations, requirements and restrictions were applicable to all of the accounts in the composite, they may have had an adverse affect on the performance results of the composite.”

Response: Confirmed. Sun Capital Advisers LLC has confirmed with Invesco Aim Advisors, Inc. that the composite is composed only of mutual funds.

Statement of Additional Information

Comment 5. On the cover page of the SAI, please delete the sentence which currently reads as follows: “The funds’ financial statements for the fiscal year ended December 31, 2007, where available, are incorporated by reference into this SAI.”

Response: Accepted.

Comment 6. On page 23 of the SAI, please expand upon the second sentence of the fourth paragraph in the section entitled “Portfolio Holdings” to describe, pursuant to Form N-1A Item 11(f)(1)(vi), how the funds ensure that disclosure of information about portfolio holdings is in the best interests of each funds’ shareholders and address the conflicts that arise between the interests of the funds’ shareholders and the interests of the adviser, underwriter, or any affiliate of the fund, adviser or underwriter.

Response: Accepted. The third sentence of the fourth paragraph in the section entitled “Portfolio Holdings” has been revised to read as follows: “Before approving any such arrangement, the Trust’s

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September 12, 2008

Chief Compliance Officer and Chief Legal Officer shall: a) consider whether the arrangement presents any potential conflict between the interests of a fund’s shareholders, on the one hand, and the interests of the adviser, the fund’s principal underwriter, or any affiliated person of the fund, the adviser or the principal underwriter, on the other hand; and b) make a determination that such arrangement will not be detrimental to the interests of the fund’s shareholders.”

Comment 7. On page 25 of the SAI, please state the nature of the business of “Sprint Corp.” and “Crosspointe Shops” where listed in the section entitled “Principal occupation(s) during past 5 years” for Mr. William N. Searcy, Jr. and Mr. James M.A. Anderson, respectively.

Response: Accepted. The section entitled “Principal occupation(s) during the past 5 years” has been revised to indicate that “Sprint Corp.” is a “(wireless and wireline communications services)” and that each of “Crosspointe Shops I LLC” and “Crosspointe Shops II LLC” is a “(real estate holding company).”

Comment 8. On pages 24 and 25 of the SAI, please revise the section entitled “Number of Portfolios in Fund Complex Overseen by Trustees” to reflect the full 20 intended funds.

Response: Accepted.

Comment 9. On page 30 of the SAI, please provide the address of Sun Life Financial’s main office in the section entitled “The Investment Adviser.”

Response: Accepted.

Comment 10. On page 48 of the SAI, please state pursuant to Form N-1A Item 20(a)(2) if the offering of the funds’ shares is continuous or specify where language to that effect is currently located.

Response: Accepted. The continuous nature of the offering of the funds’ shares is currently described in the first sentence of the first paragraph in the section entitled “Principal Underwriter.”

General

Comment 11. Please supplementally confirm pursuant to Form N-1A Item 23(i) that the opinion and consent of counsel regarding the legality of the securities being registered will be filed as an exhibit to the funds’ 485(b) filing.

Response: Confirmed.

*****

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

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September 12, 2008

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The above referenced changes are reflected in this Amendment made pursuant to Rule 485(b) under the 1933 Act. The Amendment is intended to become effective on September 15, 2008.

If you have any questions or comments, please do not hesitate to contact me at (617) 526-6532 (collect) or Gretchen Passe Roin, Esq. at (617) 526-6787 (collect).

Very truly yours,

/s/ Christopher P. Harvey
Christopher P. Harvey

Attachments

cc:	Michelle Roberts, Esq. (Division of Investment Management)

Maura A. Murphy, Esq.